NEWS RELEASE

New York - AG	May 27, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Announces Voting Results from Annual General & Special Meeting

VANCOUVER, British Columbia – First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the voting results for its annual general and special meeting held on May 26, 2022.

A total of 125,762,791 shares were represented at the meeting, being 48.09% of the Company’s issued and outstanding common shares. Shareholders approved all matters brought before the meeting as follows:

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	87,937,413	99.35%	572,531	0.65%
Marjorie Co	87,178,202	98.50%	1,331,743	1.50%
Thomas Fudge, Jr.	86,268,760	97.47%	2,241,185	2.53%
Ana Lopez	86,860,746	98.14%	1,649,199	1.86%
Raymond Polman	85,817,751	96.96%	2,692,193	3.04%
Jean Des Rivières	87,179,402	98.50%	1,330,543	1.50%
Colette Rustad	87,808,249	99.21%	701,695	0.79%

Raymond Polman was newly elected to the board of directors at the special meeting. Mr. Polman has over 28 years of public accounting and corporate finance experience in the Canadian and US financial markets and was previously the Chief Financial Officer for the Company between 2007 to 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly-traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia.

LONG-TERM INCENTIVE PLAN

The long-term incentive plan of the Company as outlined in the Circular was approved by a majority vote of shareholders present in person or represented by proxy as follows:

Votes For	% For	Votes Against	% Against
73,678,247	85.02%	12,984,094	14.98%

SAY ON PAY ADVISORY VOTE

Votes For	% For	Votes Against	% Against
53,805,870	60.79%	34,704,076	39.21%
In addition, the re-appointment of Deloitte LLP as auditors for the Company and setting the total number of directors to seven, as outlined in the Circular, were also approved by a majority vote of shareholders present in person or represented by proxy. Douglas Penrose was not a nominee for re-election as a director as he has fulfilled his term under the Director Tenure Policy.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

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